EXHIBIT 12

BELMOND LTD. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	Year ended December 31,
	2017	2016	2015	2014	2013

Earnings available to cover fixed charges:
Add:
(Losses)/earnings from continuing operations before income taxes and earnings from unconsolidated companies	(28,303)	40,756	25,354	8,105	(14,992)
Fixed charges	38,014	33,501	35,659	41,103	39,432
Amortization of capitalized interest	417	417	417	417	417
Distributed income of equity method investees	4,440	4,449	3,649	3,725	7,841
Less:
Interest capitalized	(624)	—	—	—	(1,088)
Non-controlling interest in pre-tax income of subsidiaries without fixed charges	—	—	(137)	—	—
Earnings available to cover fixed charges	13,944	79,123	64,942	53,350	31,610

Fixed charges:
Interest expensed and capitalized (1)	29,397	26,111	29,198	32,846	28,217
Amortized premiums, discounts and capitalized expenses related to indebtedness	3,682	3,044	2,903	3,921	7,197
Estimate of interest in rent expense (2)	4,935	4,346	3,558	4,336	4,018
Total fixed charges	38,014	33,501	35,659	41,103	39,432

Ratio of earnings to fixed charges	N/A	2.4	1.8	1.3	N/A

Deficiency in earnings to cover fixed charges	24,070	—	—	—	7,822

(1) The interest included in fixed charges is interest on third party indebtedness. Interest expense accrued on uncertain tax positions is excluded from the calculation of earnings because that amount was presented as a component of income taxes.

(2) Historically, Belmond has been using one-third of rent expense as a reasonable estimate of the financing component of rent expense, since it is impracticable to determine the actual financing component of rent expense.